UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

OneSpan Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

4675 MacArthur Court

Suite 1500

Newport Beach, California 92660

(949) 326-9612

with a copy to:

Thomas E. Redburn Jr.

Maya Ginsburg

Sarah P. Cole

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10022

(212) 262-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,300,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 68287N100	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,300,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 68287N100	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,300,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 68287N100	SCHEDULE 13D	Page 5 of 10

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of OneSpan Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 121 West Wacker Drive, Suite 2050, Chicago, Illinois 60601.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of each of Osprey and the Separately Managed Accounts. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b) The address of the business office of each of the Reporting Persons is 4675 MacArthur Court, Suite 1500, Newport Beach, California 92660.

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including Osprey. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as President and Chief Investment Officer of Investment Manager and member of IMGP.

(d) - (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America.

CUSIP No. 68287N100	SCHEDULE 13D	Page 6 of 10

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $12,015,145.25 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey and $27,665,910.64 (including brokerage commissions) in the aggregate to purchase the Common Stock held by the Separately Managed Accounts.

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The source of the funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

Item 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons reserve the right in the future to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 68287N100	SCHEDULE 13D	Page 7 of 10

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate 2,300,000 shares of Common Stock, which Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IMGP and Mr. Bajaj, and which represent approximately 5.80% of the Issuer’s currently outstanding Common Stock. All percentages set forth herein are based upon a total of 39,662,100 shares of Common Stock outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 1, 2022. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to Securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 68287N100	SCHEDULE 13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name:	Rishi Bajaj
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name:	Rishi Bajaj
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

CUSIP No. 68287N100	SCHEDULE 13D	Page 9 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of OneSpan, Inc. dated November 21, 2022 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: November 21, 2022

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name:	Rishi Bajaj
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name:	Rishi Bajaj
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

CUSIP No. 68287N100	SCHEDULE 13D	Page 10 of 10

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days:

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
11/08/2022	Common Stock	21,350	$12.8383
11/09/2022	Common Stock	22,650	$13.3229
11/10/2022	Common Stock	5,000	$13.3356
11/14/2022	Common Stock	50,000	$13.6107
11/15/2022	Common Stock	7,619	$13.5944
11/16/2022	Common Stock	50,000	$13.8591
11/17/2022	Common Stock	50,000	$13.6433
11/18/2022	Common Stock	104,628	$13.7976
11/21/2022	Common Stock	50,000	$13.5665

All of the above transactions were effected on the open market.